# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TREDEGAR CORPORATION, CIK 0000850429
CUSIP: 894650100
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1100 BOULDERS PKWY, RICHMOND, Virginia (VA), 23225
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001182451
Persons authorized to receive notices and communications: John D. Gottwald, c/o John D. Gottwald, 330 South Fourth Street, Richmond, Virginia (VA), 23219, 804-366-1393; William M. Gottwald, c/o John D. Gottwald, 330 South Fourth Street, Richmond, Virginia (VA), 23219, 804-366-1393; James T. Gottwald, c/o John D. Gottwald, 330 South Fourth Street, Richmond, Virginia (VA), 23219, 804-366-1393; Residual 10-Year CLAT UA FDGJR, c/o John D. Gottwald, 330 South Fourth Street, Richmond, Virginia (VA), 23219, 804-366-1393; Janet T. Geldzahler, Sullivan & Cromwell LLP, 1700 New York Avenue, N.W., Suite 700, Washington, District Of Columbia (DC), 20006-5215, 202-956-7515

## Reporting persons
- John D. Gottwald (CIK 0001182451): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,917,639; shared voting power 4,079,814; sole dispositive power 1,917,639; shared dispositive power 4,079,814; aggregate amount beneficially owned 5,997,453 (17.1% of the class); the aggregate amount excludes certain shares
- William M. Gottwald: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 211,260; shared voting power 4,090,597; sole dispositive power 211,260; shared dispositive power 4,090,597; aggregate amount beneficially owned 4,301,857 (12.3% of the class); the aggregate amount excludes certain shares
- James T. Gottwald: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 40,000; shared voting power 4,180,597; sole dispositive power 40,000; shared dispositive power 4,180,597; aggregate amount beneficially owned 4,220,597 (12.1% of the class); the aggregate amount excludes certain shares
- Residual 10-Year CLAT UA FDGJR Living Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,447,405; sole dispositive power 0; shared dispositive power 1,447,405; aggregate amount beneficially owned 1,447,405 (4.1% of the class)
  Comment: * Amendment No. 18 amends and supplements Amendment Nos. 1 through 17 to the statement on Schedule 13D initially filed on August 15, 1989 with respect to shares of common stock (the "Common Stock") of Tredegar Corporation (the "Issuer").
  
  1 In computing the percentage ownership, each of the Reporting Persons assumed that there are 35,016,819 shares of Common Stock outstanding, as reported by Tredegar Corporation in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, as filed with the Securities and Exchange Commission on May 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: TREDEGAR CORPORATION
Address of issuer's principal executive offices: 1100 BOULDERS PKWY, RICHMOND, Virginia (VA), 23225

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Amount Beneficially Owned: John D. Gottwald-5,997,453shares, 17.1%; William M. Gottwald-4,301,857 shares, 12.3%; James T. Gottwald-4,220,597 shares, 12.1 %; Residual 10-Year CLAT UA FDGJR Living Trust("CLAT'')-1,447,405 shares, 4.1 %, all reporting persons-6,349,496 shares, 18.1 %
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote: John D. Gottwald-1,917,639 shares, 5.5%; William M. Gottwald-211,260 shares, 0.6%; James T. Gottwald-40,000 shares, 0.1 %; all reporting persons-2,168,899 shares, 6.2%
(ii) Shared power to vote or to direct the vote-John D. Gottwald-4,079,814 shares, 11.7%; William M. Gottwald 4,090,597 shares, 11.7%; James T. Gottwald-4,180,597 shares, 11.9%; CLAT 1,447,405 shares, 4.1%; all reporting persons-4,180,597 shares, 11.9%
(iii) Sole power to dispose of or to direct the disposition of-John D. Gottwald-1,917,639 shares, 5.5%; William M. Gottwald-211,260 shares, 0.6%; James T. Gottwald-40,000 shares, 0.1 %; all reporting persons-2,168,899 shares, 6.2%
(iv) Shared power to dispose of or to direct the disposition of -John D. Gottwald-4,079,814 shares, 11.7%; William M. Gottwald-4,090,597 shares, 11.7%; James T. Gottwald-4,180,597 shares, 11.9%; CLAT -1,447,405 shares, 4.1%; all reporting persons-4,180,597 shares, 11.9%
Transactions in the class effected during the past sixty days: Transactions in shares in the past sixty days: Exhibit 99.2 sets forth the shares sold by CLAT on the New York Stock Exchange in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other persons have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of the shares described in Item 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1. Agreement between John D. Gottwald, William M. Gottwald, James T. Gottwald and the Residual 10-Year CLAT UA FDGJR Living Trust with respect to the filing of this Amendment No. 18 to the statement to Schedule 13D.
Exhibit 99.2 Shares sold by CLAT on the New York Stock Exchange in the past sixty days.

## Signatures
- John D. Gottwald: /s/ William M. Gottwald, Attorney-in-Fact for John D. Gottwald (05/19/2026)
- William M. Gottwald: /s/ William M. Gottwald, William M. Gottwald (05/19/2026)
- James T. Gottwald: /s/ William M. Gottwald, Attorney-in-Fact for James T. Gottwald (05/19/2026)
- Residual 10-Year CLAT UA FDGJR Living Trust: /s/ William M. Gottwald, as trustee (05/19/2026)